Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-218932 and 333-139613) and the registration statement on Form F-3 (No. 333-173110) of Birks Group Inc. of our report dated June 22, 2022, with respect to the consolidated balance sheets of Birks Group Inc. as of March 26, 2022 and March 27, 2021, and the related consolidated statements of operations, other comprehensive income (loss), changes to stockholders’ equity (deficiency) and cash flows for the years ended March 26, 2022, March 27, 2021, and March 28, 2020, and the related notes.

/s/ KPMG LLP
June 23, 2022
Montreal, Canada

© 2022 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.